Mail Stop 3561

June 15, 2006

Mr. Glenn A. Little
Chief Executive Officer
United National Film Corporation
211 West Wall Street
Midland, TX 79701

> **Re: United National Film Corporation**
> **Item 4.01 Form 8-K**
> **Filed June 13, 2006**
> **File No. 033-25350-FW**

Dear Mr. Little:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 8-K filed June 13, 2006

1. Please revise to specify the date your Board of Directors accepted the resignation of Sherb & Co., LLP.

2. We note your disclosure of a disagreement between you and Sherb & Co., LLP. Please revise your disclosure to expand the details surrounding this disagreement (e.g. differing positions) and include disclosures required by Item 304(a)(1)(iv) of Regulation S-B.

3. Please file a letter from Sherb & Co., LLP as an Exhibit 16 in accordance with Item 304(a)(3) of Regulation S-B. This letter should reflect their agreement or disagreement with any disclosures in your amended Form 8-K filing.

4. We also have not received a response related to our prior comment, thus the comment will be reissued. We have noted from Sherb & Co., LLP's letter that they have not reviewed your Forms 10-QSB for each fiscal quarter from September 30, 2003 through March 31, 2006. If these Forms 10-QSB have not been reviewed by your independent registered public accountant, please amend each Form 10-QSB to specifically disclose that the Form 10-QSB has not been reviewed by your independent registered public accountant. In your response to this letter, please advise us in writing when you plan to amend these Forms 10-QSB.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3390

Sincerely,

Brian K. Bhandari
Staff Accountant